UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             INTIER AUTOMOTIVE INC.
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                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
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                         (Title of Class of Securities)

                                   46115N 10 4
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                                 (CUSIP Number)

                                  July 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46115N 10 4

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FRANK STRONACH
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           58,162,474
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         58,162,474
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   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,162,474
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     90.7%
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12.  TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer: Intier Automotive Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices: 521 Newpark
           Boulevard, Newmarket, Ontario, Canada L3Y 4X7.

Item 2(a). Name of Person Filing: Frank Stronach.

Item 2(b). Address of Principal Business Office: Badener Strasse 12,
           Oberwaltersdorf, Austria 2522.

Item 2(c). Citizenship: Austria.

Item 2(d). Title of Class of Securities: Class A Subordinate Voting Shares,
           without par value (the "Class A Shares").

Item 2(e). CUSIP Number: 46115N 10 4.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b) (1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         (a) Amount beneficially owned: The reporting person may be deemed to be the beneficial owner of 58,162,474 Class A Shares. The reporting person does not own any Class A Shares or any other securities of the Company directly.

         The reporting person is a partner of Stronach & Co ("S&Co"), a firm that provides consulting services to the Company. S&Co holds an option for the purchase of 750,000 Class A Shares that was issued to it on August 9, 2001. Such option is currently vested and exercisable with respect to 500,000 Class A Shares, and will become vested and exercisable with respect to an additional 125,000 Class A Shares on each of August 8, 2004 and August 8, 2005 provided that the consulting agreement currently in effect between S&Co and the Company is not terminated prior to such date(s).

         The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. The Stronach Trust owns all of the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 holds 726,829 Class B Shares of Magna International Inc. ("Magna"), such shares representing approximately 56.5% of the total votes carried by the outstanding voting stock of Magna. Magna and its subsidiaries collectively hold 42,751,938 Class B Shares of the Company, which are convertible into an equivalent number of Class A Shares; 1,125,000 Preferred Shares, Series 1 of the Company, which are convertible into 7,455,268 Class A Shares; and 1,125,000 Preferred Shares, Series 2 of the Company, which are convertible into 7,455,268 Class A Shares.

         The reporting person disclaims beneficial ownership of all Class A Shares that are or may be deemed to be beneficially owned by S&Co, the Stronach Trust, 445327, Magna or any subsidiary of Magna.

         (b) Percent of class: Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 90.7% of the Class A Shares (determined in accordance with Rule 13d-3).

         (c) The reporting person may be deemed to have sole voting and dispositive power with respect to all of the Class A Shares that are the subject of this statement.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 5, 2003

                                            /s/ Frank Stronach
                                            -----------------------------------
                                            Frank Stronach